Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Expands Clinical Collaboration Agreement with
Bristol Myers Squibb with Phase 1b Combination Study of COM701 with
Opdivo®

Cohort expansion study expected to commence in the second quarter of 2021

HOLON, ISRAEL – February 22, 2021 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, announced today the expansion of its clinical collaboration agreement with Bristol Myers Squibb. Under the amended agreement, Bristol Myers Squibb will supply Opdivo® (nivolumab), its PD-1 inhibitor, for Compugen’s Phase 1b cohort expansion study designed to assess COM701, Compugen’s first-in-class anti-PVRIG antibody, in combination with Opdivo® in selected cancer indications. Study initiation is expected in the second quarter of 2021.

“We are excited to further expand our clinical program evaluating COM701, our first-in-class anti PVRIG inhibitor,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “While our triple checkpoint blockade study of COM701 combined with Bristol Myers Squibb’s PD-1 and TIGIT inhibitors currently advancing in the clinic offers the ultimate test of our science-driven hypothesis, translational research at Compugen suggests that certain patients may not require a triple therapy combination. With the enrollment in the dose escalation arm of COM701 in combination with Opdivo® completed and preliminary signs of antitumor activity previously disclosed, we are ready to continue our evaluation of this dual combination and move to the cohort expansion phase of the study. Testing COM701 in three settings – as a monotherapy, dual combination, and triple combination therapy – may provide additional insights on the contribution of components as well as the opportunity to broaden COM701 treatment options to address patients’ needs. We are proud to be moving quickly to initiate this biomarker and data-informed study in indications we believe are most likely to respond to dual PVRIG and PD-1 blockade, enhancing our leadership position in the DNAM-1 axis space.”

Dr. Cohen-Dayag continued, “Bristol Myers Squibb continues to be a valued partner for our COM701 clinical program as we advance the immunotherapy treatment landscape of patients with cancer .”

Under the terms of the amendment, Bristol Myers Squibb will continue to supply Opdivo® to the Compugen-sponsored study. The Phase 1b study, a part of Compugen’s COM701 monotherapy and combination therapy dose escalation and expansion program (NCT03667716), will examine fixed doses of COM701 and Opdivo®, as determined by Compugen’s Phase 1a combination dose escalation study. Based on Compugen’s translational analyses and preliminary antitumor activity in dose escalation, the study will enroll patients with ovarian, breast, endometrial and microsatellite-stable colorectal cancers.

Separately, Compugen and Bristol Myers Squibb are also investigating COM701 in a triple combination study with Opdivo® and BMS-986207, Bristol Myers Squibb’s investigational anti-TIGIT antibody.

Opdivo® is a registered trademark of Bristol Myers Squibb.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Compugen’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study. In addition, COM902, Compugen’s antibody targeting TIGIT, is in a Phase 1 clinical study. Compugen’s therapeutic pipeline also includes early stage immuno-oncology programs focused largely on myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Compugen. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements, including but not limited to statements about the initiation, procedures and potential results of the cohort expansion study, involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s operations could be affected by the outbreak and spread of COVID-19, clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product, or may not be able to conduct or complete its trials on the timelines it expects; Compugen relies, and expects to continue to rely, on third parties to conduct its clinical trials and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the COVID-19), Compugen may experience significant delays in the conduct of its clinical trials; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties; and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Bob Yedid
LifeSci Advisors, LLC
Email: bob@lifesciadvisors.com
Tel: +1 (646) 597-6989

Media contact:
Josephine Belluardo, Ph.D.
LifeSci Communications
Email: jo@lifescicomms.com
Tel: +1 (646) 751-4361